UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 1-32895

Obsidian Energy Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 5, 2019.

OBSIDIAN ENERGY LTD.

By:	/s/ David L. French
Name:	David French
Title:	President & CEO

EXHIBIT INDEX

Exhibit	Description

99.1	Material Contract – First Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated May 10, 2018

99.2	Material Contract – Second Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated December 14, 2018

99.3	Material Contract – Fourth Amending Agreement to the Obsidian Energy Ltd. Series C Senior Guaranteed Notes Agreement, dated November 7, 2018

99.4	Material Contract – Fourth Amending Agreement to the Obsidian Energy Ltd. Series G Senior Guaranteed Notes Agreement, dated November 7, 2018

99.5	Material Contract – Fourth Amending Agreement to the Obsidian Energy Ltd. Series L Senior Guaranteed Notes Agreement, dated November 7, 2018

99.6	Material Contract – Fourth Amending Agreement to the Obsidian Energy Ltd. Series S Senior Guaranteed Notes Agreement, dated November 7, 2018

99.7	Material Contract – Fourth Amending Agreement to the Obsidian Energy Ltd. Series X, Y and Z Senior Guaranteed Notes Agreement, dated November 7, 2018

99.8	Material Contract – Fourth Amending Agreement to the Obsidian Energy Ltd. Series DD and EE Senior Guaranteed Notes Agreement, dated November 7, 2018